

05041767

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

BEST AVAILABLE COPY

(A) Revised

| SEC FILE NUMBER |
|---|
| 8-51520 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Croft & Bender, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4200 Northside Parkway NW, Building One, Suite 100
(No. and Street)

Atlanta (City) Georgia (State) 30327 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Theodore J. Bender, III 404-841-3131
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windham Brannon, P.C.
(Name – *if individual, state last, first, middle name*)

1355 Peachtree Street, NE, Suite 200 (Address) Atlanta (City) Georgia (State) 30309 (Zip Code)

PROCESSED
MAY 0 2 2005
THOMSON FINANCIAL


SEC MAIL PROCESSING SECTION
RECEIVED
APR 1 9 2005
WASH, D.C.
179

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Theodore J. Bender, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Croft & Bender, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


GAYLE D. HARBEKE
NOTARY
EXPIRES
GEORGIA
MAY 16, 2008
PUBLIC
COBB COUNTY

Signature

Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CROFT & BENDER LLC

## FINANCIAL STATEMENTS
## WITH SUPPLEMENTARY DATA
## December 31, 2004

# CROFT & BENDER LLC

## FINANCIAL STATEMENTS
## December 31, 2004

CONTENTS

INDEPENDENT AUDITOR'S REPORT

FINANCIAL STATEMENTS:

- Balance Sheets
- Statement of Income
- Statement of Changes in Members' Equity
- Statement of Cash Flows
- Notes to Financial Statements

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY DATA

SUPPLEMENTARY DATA:

- Computation of Net Capital
- Reconciliation of Members' Equity
- Reconciliation of Net Capital
- Computation of Aggregate Indebtedness as Defined Under Rule 15c3-1
- Rule 15c3-3 Matters

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL



W I N D H A M   B R A N N O N

## INDEPENDENT AUDITOR'S REPORT

To The Members
Croft & Bender LLC

We have audited the accompanying balance sheets of **Croft & Bender LLC** (a Georgia limited liability company) as of December 31, 2004 and 2003, and the related statements of income, changes in members' equity, and cash flows for the year ended December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Croft & Bender LLC as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Windham Brannon, P.C.

Certified Public Accountants

February 3, 2005

1355 PEACHTREE STREET, N.E., SUITE 200, ATLANTA, GEORGIA 30309-3230
Phone 404-898-2000, Facsimile 404-898-2010 www.windhambrannon.com

## CROFT & BENDER LLC

## BALANCE SHEETS
December 31, 2004 and 2003

| | 2004 | 2003 |
|---|---|---|
| **ASSETS** | | |
| CURRENT ASSETS: | | |
| Cash | $ 118,789 | $ 358,110 |
| Accounts receivable | 41,854 | 66,585 |
| Retainer fees receivable | 15,000 | 47,600 |
| Reimbursable expenses receivable | 37,300 | 73,556 |
| Total Current Assets | 212,943 | 545,851 |
| INVESTMENTS | 99,749 | 99,749 |
| FURNISHINGS AND EQUIPMENT, less accumulated depreciation of $258,747 in 2004 and $239,256 in 2003 | 50,729 | 70,222 |
| OTHER ASSETS: | | |
| Security deposits and other assets | 6,602 | 8,602 |
| Total Assets | $ 370,023 | $ 724,424 |
| **LIABILITIES AND MEMBERS' EQUITY** | | |
| CURRENT LIABILITIES: | | |
| Accounts payable | $ 8,110 | $ 19,758 |
| Unearned management fees | - | 118,438 |
| Total Current Liabilities | 8,110 | 138,196 |
| MEMBERS' EQUITY: | | |
| Members' capital | 40,000 | 40,000 |
| Retained earnings | 316,615 | 540,930 |
| Unrealized gain on investment securities | 5,298 | 5,298 |
| Total Members' Equity | 361,913 | 586,228 |
| Total Liabilities and Members' Equity | $ 370,023 | $ 724,424 |

The accompanying notes are an integral part of these financial statements.

## CROFT & BENDER LLC

## STATEMENT OF INCOME
### For The Year Ended December 31, 2004

| | |
|---|---|
| REVENUES: | |
| Private placement and financial advisory fees | $ 997,699 |
| Merger and acquisition fees | 777,797 |
| Management fees | 362,848 |
| Retainer fees | 180,000 |
| Total Revenue | 2,318,344 |
| OPERATING EXPENSES: | |
| Salary and benefits expense | 1,402,192 |
| Occupancy expense | 121,390 |
| Office expense | 141,756 |
| Professional fees | 179,955 |
| Business development expense | 23,181 |
| Depreciation | 19,493 |
| Other operating expenses | 23,259 |
| Bad debt expense | 86,889 |
| Total Operating Expenses | 1,998,115 |
| Operating Income | 320,229 |
| OTHER INCOME: | |
| Interest income | 5,456 |
| NET INCOME | $ 325,685 |

The accompanying notes are an integral part of this financial statement.

## CROFT & BENDER LLC

## STATEMENT OF CHANGES IN MEMBERS' EQUITY
**For The Year Ended December 31, 2004**

| | Members' Capital | Retained Earnings | Accumulated Other Comprehensive Income | Total Members' Equity |
|---|---|---|---|---|
| BALANCE, December 31, 2003 | $ 40,000 | $ 540,930 | $ 5,298 | $ 586,228 |
| Comprehensive Income: | | | | |
| Net income | | 325,685 | | 325,685 |
| Other comprehensive income - Change in unrealized gains on investment securities | | | - | - |
| Total Comprehensive Income | | | | 325,685 |
| Distributions to members | | (550,000) | | (550,000) |
| BALANCE, December 31, 2004 | $ 40,000 | $ 316,615 | $ 5,298 | $ 361,913 |

The accompanying notes are an integral part of this financial statement.

## CROFT & BENDER LLC

## STATEMENT OF CASH FLOWS
### For The Year Ended December 31, 2004

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net income | $ 325,685 |
| Adjustment to reconcile net income to net cash provided by operating activities: | |
| Depreciation | 19,493 |
| Changes in: | |
| Accounts receivable | 24,731 |
| Retainer fees receivable | 32,600 |
| Reimbursable expenses receivable | 36,256 |
| Accounts payable and other current liabilities | (130,086) |
| Net Cash Provided By Operating Activities | 308,679 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | |
| Repayments from C&B Capital, L.P. | 2,000 |
| CASH FLOWS FROM FINANCING ACTIVITIES: | |
| Distributions to members | (550,000) |
| NET DECREASE IN CASH | (239,321) |
| CASH, BEGINNING OF YEAR | 358,110 |
| CASH, END OF YEAR | $ 118,789 |

SUPPLEMENTAL CASH FLOW DISCLOSURES

| | |
|---|---|
| INTEREST AND TAXES PAID | $ - |

The accompanying notes are an integral part of this financial statement.

## 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Croft & Bender LLC (the "Company") began operations in 1996 and is engaged in the business of providing financial advisory services, including raising private equity and equity-related capital for companies and assisting companies with mergers and acquisitions. The Company also organized and manages C&B Capital, L.P. ("C&B Capital"), a private equity investment partnership. The Company is registered with the Securities and Exchange Commission and the National Association of Securities Dealers as a broker-dealer.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Income Taxes

The Company is a limited liability company and, as such, its earnings flow through directly to the members. Differences existing in the book and tax basis of assets and liabilities relate primarily to differences in revenue recognition policies for financial reporting and tax purposes.

### Revenue and Expense Recognition

The Company enters into engagement agreements primarily with corporate clients to provide merger and acquisition, capital raising, and other general financial advisory services. These engagements may span one or more years. Revenue is generated through retainer and other project fees for advisory services, and success fees for completed private placement financings and merger and acquisition transactions. Financial advisory fees are considered to be earned when the terms of the agreement have been satisfied. Contingent fees related to successful financing and merger and acquisition transactions are recognized when the transactions are closed. During 2004, revenue was recognized from approximately 14 clients, and five clients accounted for approximately 75% of revenues, excluding management fees. Approximately ten financing and merger and acquisition engagement agreements with various clients were open at December 31, 2004.

The Company provides professional, administrative and support services for C&B Capital and receives a management fee based on total capital commitments of the limited partners of C&B Capital. Management fees are paid quarterly in advance and are recognized as they are earned by the daily performance of management functions.

Direct expenses that are reimbursable by clients are typically recorded as a receivable when incurred and are billed to the client periodically. Reimbursable expenses are written off when they are deemed to be unbillable or uncollectible. This method differs from U.S. generally accepted accounting principles, which calls for recording billable reimbursable expenses as revenue. Management considers the effect to be immaterial.

### Cash

Cash represents withdrawable deposits in a bank located in Georgia. From time to time, balances may exceed insured amounts.

### Investments

Investments consist of equity securities, primarily those issued by the Company's clients. Investments that are not readily marketable and for which a fair value cannot reasonably be determined are carried at cost unless a permanent impairment of value is identified. If an active quoted market exists for securities, those securities are carried at estimated fair value.

### Warrants

Warrants representing partial payment for the Company's services are sometimes issued to the Company by clients. At December 31, 2004, the Company was the holder of warrants, none of which are readily marketable, that have a total exercise cost of approximately $4.1 million and expire on various dates through 2011. The warrants have been allocated to the owners, certain employees, and C&B Capital. Warrants, and the underlying securities to be received upon exercise of the warrants, are not valued unless there is a ready market for the warrants or their underlying securities. If a market subsequently develops, the warrants will be carried at estimated fair value.

### Furnishings and Equipment

Furnishings and equipment, carried at cost less accumulated depreciation, consists of leasehold improvements, furniture and fixtures, and office equipment. Depreciation is provided using straight-line and accelerated methods over useful lives of three to ten years.

## CROFT & BENDER LLC

## NOTES TO FINANCIAL STATEMENTS
**December 31, 2004**

### 2. INVESTMENTS

At December 31, 2004 and 2003, investments were as follows:

Not Readily Marketable Securities

| | | Cost | | Carrying Amount |
|---|---|---|---|---|
| 2003 | $ | 99,699 | $ | 94,401 |
| 2004 | | 99,699 | | 94,401 |

Readily Marketable Securities

| | | Cost | | Fair Value |
|---|---|---|---|---|
| 2003 | $ | 50 | $ | 5,348 |
| 2004 | | 50 | | 5,348 |

### 3. RELATED PARTY TRANSACTIONS

The owners of the Company also are owners, and managing partners, of a company that is the general partner of C&B Capital. Management fees, net of credits of $118,216 for project and success fees allocated to C&B Capital, of $363,000 were earned from C&B Capital in 2004.

The members of the Company sit on the Boards of Directors of some of the clients of the Company and may from time to time enter into commercial arrangements with clients or vendors which have board members or employees that are related to members of the Company.

### 4. SIMPLIFIED EMPLOYEE PENSION PLAN

The Company has adopted a Simplified Employee Pension Plan that covers substantially all employees. Employees contribute voluntarily to the plan through salary reductions. The Company may contribute discretionary amounts as part of the employees' incentive compensation. The Company's contribution to the plan was $24,577 in 2004.

## 5. LEASES

The Company has various operating lease agreements for office space and certain office equipment. Rental expense for 2004 was $125,244. The minimum future rental payments under these leases are as follows:

| Year | Amount |
|---|---|
| 2005 | $ 22,938 |
| 2006 | 8,420 |
| 2007 | 5,822 |
| 2008 | 3,997 |
| Total minimum future rental payments | $ 41,177 |

## 6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed 15 to one. Net capital and the net capital ratio fluctuate on a daily basis. At December 31, 2004, the ratio of aggregate indebtedness to net capital was 0.07 to one, and net capital was $110,679, which was $105,679 more than required.



WINDHAM BRANNON

## INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY DATA

To The Members
Croft & Bender LLC

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital, reconciliation of members' equity, reconciliation of net capital, computation of aggregate indebtedness, and computation for determination of reserve requirements at December 31, 2004, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Windham Brannon, P.C.

Certified Public Accountants

February 3, 2005

1355 PEACHTREE STREET, N.E., SUITE 200, ATLANTA, GEORGIA 30309-3230
404 898 2000 Facsimile 404-898-2010 www.windhambrannon.com

**CROFT & BENDER LLC**

**SUPPLEMENTARY DATA**
**December 31, 2004**

## COMPUTATION OF NET CAPITAL

| | | |
|---|---|---|
| Members' equity, December 31, 2004 | $ | 361,913 |
| Less non-allowable assets | | 251,234 |
| Net Capital | $ | 110,679 |

## RECONCILIATION OF MEMBERS' EQUITY

| | | |
|---|---|---|
| Members' equity, Form 17A-5, Part IIA | $ | 417,026 |
| Audited financial statement adjustments to non-allowable assets | | (55,113) |
| Members' Equity per Audited Financial Statements | $ | 361,913 |

## RECONCILIATION OF NET CAPITAL

| | | |
|---|---|---|
| Net capital, Form 17A-5, Part IIA | $ | 110,679 |
| Audited financial statement adjustments to non-allowable assets | | - |
| Net Capital Per Audited Financial Statements | $ | 110,679 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS AS DEFINED UNDER RULE 15c3-1

| | | |
|---|---|---|
| Accounts payable and other current liabilities | $ | 8,110 |
| Total Aggregate Indebtedness | $ | 8,110 |
| Ratio of Aggregate Indebtedness to Net Capital | | 0.07 to 1 |

## CROFT & BENDER LLC

## SUPPLEMENTARY DATA
December 31, 2004

### COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The provisions of the aforementioned rule are not applicable to Croft & Bender LLC as the Company carries no margin accounts, does not hold funds or securities for, or owe money or securities to, customers. Croft & Bender LLC is therefore exempt under the provisions of Rule 15c3-3(k)(2)(i).



WINDHAM BRANNON

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To The Members
Croft & Bender LLC

In planning and performing our audit of the financial statements and supplementary data of **Croft & Bender LLC** (the "Company"), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed above.

1355 PEACHTREE STREET, N.E., SUITE 200, ATLANTA, GEORGIA 30309-3230
Phone 404-898-2000, Facsimile 404-898-2010 www.windhambrannon.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Certified Public Accountants

February 3, 2005